Mail Stop 3561

February 27, 2009

Jeffrey D. Jordan
Chief Executive Officer
OpenTable, Inc.
799 Market Street, 4th Floor
San Francisco, California 94103

      Re: **OpenTable, Inc.**
              Registration Statement on Form S-1
              Filed January 30, 2009
              File No. 333-157034

Dear Mr. Jordan:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-1

General

1. Prior to the effectiveness of this registration statement, we need to receive a copy of the letter or a telephone call from the Financial Industry Regulatory Authority confirming that it has completed its review and has no further concerns regarding the underwriting compensation terms and arrangements pertaining to this offering.

2. Please provide us with any additional gatefold information such as pictures, graphics, or artwork that will be used in the prospectus.

Registration Statement Cover Page

3. Please check the box indicating that you are a non-accelerated filer.

Prospectus Cover Page

4. Please indicate the number of shares offered, especially by selling shareholders, and other information left blank in your prospectus. Refer to Instruction 1 to Item 501(b)(3) of Regulation S-K. In addition, please be advised that you may not circulate copies of your prospectus until you have included an estimated price range and related information based on a bona fide estimate of the public offering within that range as well as all other information required by the federal securities laws, except information you may exclude in reliance upon Rule 430A of Regulation C. When you complete the filing by filling in the blanks, please note that we may have additional comments.

Prospectus Summary, page 1

5. We note your statement that you "provide solutions that form an online network connecting reservation-taking restaurants and people who dine at those restaurants." You also state that your Electronic Reservation Book is "an integrated software and hardware solution." Please revise your disclosure to replace terms such as "solutions that form an online network" and "integrated software and hardware solutions" with plain English descriptions of what you do. Please make conforming changes throughout the registration statement.

6. Please provide us support, with appropriate markings and page references in your response, for your statement that "based on [y]our internal estimates…there are approximately 30,000 reservation-taking restaurants in North America that seat approximately 600 million diners." Please also revise your disclosure to explain what you mean by the term "reservation-taking" restaurant.

Our Solution, page 2

7. In your discussion of the benefits to reservation-taking restaurants, please explain how your application helps restaurants to "market to a targeted audience with cost-effective, measurable results…." Explain the cost-effectiveness and measurable results you reference here.

Our Strategy, page 3

8. You refer to the insights you have gained from the experience of seating approximately

90 million diners. Please provide support for this statement. In this regard, we note the Operational Data you provide relating to Seated Diners for the past three fiscal years on page seven.

Risk Factors, page 9

9. Your Risk Factors section should be a discussion of the most significant factors that make your offering speculative or risky. You should place risk factors in context so your readers can understand the specific risk as it applies to you. See SEC Release No. 33-7497. You should not present risks that are generic or contain boilerplate language that could apply to any issuer or any offering. A discussion of risks in generic terms does not tell readers how the risk may affect their investment in your company. Please revise your Risk Factors section generally to write each risk factor in plain English and avoid using boilerplate or generic risk factors. See Item 503(c) of Regulation S-K. As examples only, and not an exhaustive list, please consider the following risk factors:

- "General economic conditions and the current global financial crisis may adversely affect our business, operating results and financial condition."   Page 9.

- "We may be unable to successfully execute our business strategy if we fail to continue to provide our customers with a high-quality customer experience." Page 12.

- "Future acquisitions could disrupt our business and harm our financial condition and operating results." Page 14.

- "Failure to adequately protect our intellectual property could substantially harm our business and operating results." Page 16.

- "Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information." Page 18.

- "Our business is subject to the risks of earthquakes, fires, floods and other natural catastrophic events and to interruption by man-made problems such as computer viruses or terrorism." Page 19.

- "If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements could be impaired, which could adversely affect our operating results and our ability to operate our business." Page 19.

Please revise your risk factors section to remove generic risks that apply to any business and to more precisely articulate the risks to your offering. We may have additional comments based upon your revisions.

10. It appears that you are including more than one risk factor under the subheading "General economic conditions and the current global financial crisis may adversely affect our business, operating results and financial condition." For example, you refer to the impact of consumer purchases of discretionary items and the impact this has had on you and you go on to refer to the tightening of the credit markets and the fact that this could impact your access to short-term debt. These appear to be separate and distinct risks. In order to give proper prominence to each risk you present, we suggest you assign each risk its own descriptive subheading.

11. Also, please provide the basis for your belief that the total number of reservations, including reservations by phone, seated by your restaurant customers has decreased approximately 10% to 15% for the fourth quarter of 2008 from the same period in 2007, as you mention on page 9.

12. The subheadings of certain of your risk factors section are too vague and generic to adequately describe the risk that follows and appear to simply state a fact about the company. For example, on page 11, you use the subheading "Our Growth Rate will likely not be sustainable." Please revise your subheadings so that they reflect the risk you are describing in the accompanying text by discussing the impact upon the company of the fact you describe. As a general rule, your subheadings should work only in this prospectus. If they are readily transferable to other companies' offering documents, they are probably too generic. Other examples include "We may be unsuccessful in expanding our operations internationally" on page 12 and "We will incur increased costs as a result of being a public company and may incur increased costs as a result of changes in laws and regulations relating to corporate governance matters" on page 20.

13. In the risk factor on page 18 entitled "We rely on a third-party customer support partner for the majority of our customer service calls," you discuss the risk that your relationship with your customer support partner could end. Please elaborate upon this risk to discuss whether you have a contract that governs the services being provided by your customer support partner and, if so, the duration of your agreement. Please provide similar disclosure in the risk factor that follows on page 19 entitled "We outsource a portion of our software development…."

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

Critical Accounting Policies and Estimates, page 36

14. While we note that your critical accounting policy section highlights those areas that require significant estimates and management judgment, as well as those areas that involve a choice of accounting policy where different policies could produce materially different results, we also note that your discussion of these policies essentially duplicates the disclosure of significant accounting policies in the financial statement footnotes.

Please revise the discussion of your critical accounting policies to focus on the assumptions and uncertainties that underlie your critical accounting estimates. Please also quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented, including the effects of changes in critical accounting estimates between periods. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions were applied. Please refer to SEC Release No. 33-8350.

Revenue Recognition, page 36

15. Please explain to us how you calculate the charge to your customers for the monthly subscription fee and the fee for each restaurant guest seated through online reservations. A representative example along with an explanation of how EITF 00-21 comes into play would be helpful to our understanding.

Liquidity and Capital Resources, page 54

16. We note your indication that you expect capital expenditures and international expansion efforts to utilize more cash than recent historical periods, however, you believe you will have sufficient cash to support your operating activities for at least the next twelve months. Please revise to provide your estimated amount of capital expenditures and international expansion costs for the upcoming fiscal year and specifically state the sources of cash you expect to utilize. See Item 303(a)(2) of Regulation S-K.

Business, page 58

17. In an appropriate place in this discussion, please elaborate upon how you generate revenue by explaining the various fees you assess to your subscribers, a description of the rate of those fees and how they are assessed. Refer to Item 101(c)(1)(i) of Regulation S-K.

18. Please describe the business experience of your executive officers and directors for the past five years without any gaps or ambiguities. See Item 401(e)(1) of Regulation S-K. In this regard, please disclose the specific business experiences for the past five years without any gaps or ambiguities of Adam R. Dell.

Code of Business Conduct and Ethics, page 74

19. Please revise to state when you expect to adopt a code of business conduct and ethics.

Executive Compensation, page 75

20. In your Overview, please elaborate upon how you ensure that compensation is closely aligned with your business and financial objectives.

21. In your discussion of base salaries, you state that no formulaic base salary increases are provided to your named executive officers, "consistent with [y]our intent of offering compensation that is both cost-effective, competitive and contingent on the achievement of performance objectives." Please elaborate to explain the performance objectives upon which you base salary increases.

22. In your discussion of annual cash bonuses, please explain what metric Mr. Dodson was expected to achieve under his sales commission plan in order to be eligible to receive the target incentive bonus of $200,000. Please also explain by how much he exceeded this metric, considering he was awarded 106% of his target incentive, and how you determined the amount that was paid out.

Certain Relationships and Related Transactions, page 96

23. Once you have adopted a written related person transaction policy, please ensure that you summarize its terms here, pursuant to Item 404(b) of Regulation S-K.

Principal and Selling Stockholders, page 98

24. To the extent you have not already done so, with respect to the shares to be offered for resale by each selling security holder that is a legal entity, please disclose the natural person or persons who exercise sole or shared voting and/or dispositive powers with respect to the shares to be offered by the shareholder.

25. Please tell us whether any of the selling security holders is either a broker-dealer or an affiliate of a broker-dealer within the meaning of Rule 405. Also tell us whether any of the selling security holders is affiliated with the company in any way. We may have further comments.

Shares Eligible for Future Sale, page 105

Registration Rights, page 106

26. Please provide additional detail regarding the terms of the registration rights agreement, including but not limited to, the expiration of such rights and the limitations on the ability to exercise such rights.

Underwriting, page 110

27. In the third full paragraph on page 110, please provide a brief description of the indemnification provisions with the underwriters.

Exhibits and Financial Statements, page II-2

Financial Statements

Consolidated Balance Sheets, page F-3

28. Please tell where you classify deferred offering costs on your balance sheet. To the extent you included these costs in the prepaid expenses and other current assets line item, please explain to us why current classification is appropriate, including your survey of prevailing practice.

Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss), page F-5

29. Please disclose the amount of income tax expense or benefit allocated to each component of other comprehensive income, including reclassification adjustments, either on the face of the statement or in the notes to financial statements. Additionally, disclose the accumulated balances for each component of other comprehensive income. Refer to paragraphs 25 and 26 of SFAS 130. If there is no income tax effect associated with the item, please explain to us the reasons.

Consolidated Statements of Cash Flows, page F-7

30. Please show us the relationship between deferred taxes disclosed in the reconciliation of net income to net cash provided by operating activities and deferred tax expense disclosed on page F-31. In this regard, reconcile the change in the net deferred tax asset between the balance sheet years with deferred tax expense for 2007.

31. We note the significant depressive effect that exchange rate fluctuations have had on your cash balances denominated in non-dollar currencies as indicated on page F-7 as well as the depressive effect of translation adjustments as reflected on page F-6. Please tell us what gave rise to the significant transaction gain in 2007. In this regard, a summary of your non-dollar denominated assets, broken out by monetary versus non-monetary assets, may be helpful to our understanding.

Note 2. Summary of Significant Accounting Policies, page F-8

Stock-Based Compensation, page F-13

32. Please review the accounting guidance under which you account for options under the "multiple option method" and explain to us how your accounting complies with the guidance in SFAS 123R, which superseded FIN 28. Alternatively, you may consider revising your disclosure.

Note 3. Short-Term Investments and Fair Value Measurements, page F-19

33. For each period for which results of operations are presented, please disclose the gross realized gains and losses that have been included in earnings as a result of sales of available-for-sale securities. Refer to paragraph 21.a of SFAS 115.

Note 5. Line of Credit, page F-20

34. Please tell us how you accounted for the issuance of a warrant to purchase 1,108,638 shares of Series A convertible preferred stock in June 2003. In doing so, to the extent you determined the instruments are not derivatives under SFAS 133 and EITF 00-19, tell us your consideration of Issue 13 of EITF 00-27 and whether there was a beneficial conversion option in the convertible preferred stock underlying the warrant. If so, tell us how you measured the beneficial conversion option and the period over which it will be recognized. Finally, explain to us how you anticipate accounting for the automatic extension of the warrant for 3 years in the event you complete your initial public offering prior to June 2010. We may have further comment.

Note 8. Stockholders' Equity, page F-23

Common Stock Subject to Repurchase, page F-23

35. Please explain to us how you applied the guidance in SFAS 123R in accounting for stock options with early exercise features and common stock subject to repurchase. In doing so, clarify in your response whether you continue to recognize compensation cost measured at the option grant date over the original vesting period when an option holder early exercises and whether you treat the repurchase of nonvested shares as a forfeiture.

Preferred Stock, page F-24

36. Please tell us how you accounted for the conversion feature in your Series A and Series B convertible preferred stock. In particular, to the extent you determined that the embedded conversion feature should not be bifurcated from the host contract and accounted for as a derivative under SFAS 133, tell us how you accounted for the embedded conversion

feature under EITFs 98-5 and 00-27, including whether or not you recorded a beneficial conversion feature and the reasons therefore.

Warrants, page F-30

37. We note that during 2003 all outstanding Series B convertible preferred stock and Series D redeemable convertible preferred stock warrants related to the equipment lease line agreement were converted into common stock warrants. Please tell us how you accounted for the exchange. If you accounted for the exchange at fair value, please show us the detailed calculations of the fair value of the preferred and common warrants. Please also explain how the Series B and D warrants were accounted for at issuance, including how you determined the amount at which they were initially recorded. We may have further comment.

Note 9. Income Taxes, page F-31

38. In light of your cumulative losses in recent years, please show us your detailed analysis supporting your decision to reverse your valuation allowance during the fourth quarter of 2007. Explain in detail why you think your projections indicating growth in installed customers and per-seated diner revenues support a conclusion that it is more likely than not that the tax benefits of your deferred tax assets will be realized. Explain to us the types of positive and/or negative evidence you analyzed in reaching your conclusion. Refer to paragraphs 20 through 25 of SFAS 109. With a view toward disclosure, tell us what the remaining allowance of $131 thousand represents and why your valuation allowance removal language is accurate.

39. Please explain to us the reasons for the significant changes between periods in each of the items in your effective tax rate reconciliation on page F-32, other than the valuation allowance. Please also explain to us what is included in the line item "Other." Finally, please revise your discussion of income taxes on page 50 to discuss the effect of each of the significant reconciling items.

40. With respect to your unrecognized tax benefits, please clarify for us why you believe there is a possibility you will be able to utilize the net operating loss carryforwards in the future given the limitations under the Internal Revenue Code.

Item 17. Undertakings, page II-3

41. Please note that due, in part, to the language of Securities Act Rule 430C(d), the undertaking included in Item 512(a)(6) of Regulation S-K should be included in filings for initial public offerings. Please revise your filing to include this undertaking.

Exhibits

    42. We note that you have not filed some exhibits to the registration statement. We request that you file these exhibits as early as possible so that we may have time to review them before you request that your registration statement become effective.

****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Sarah Rottman, Assistant Chief Accountant, at (202) 551-3340 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have any questions regarding the financial statements and related matters. Please contact Ramin Olson, Attorney-Advisor, at (202) 551-3331, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Patrick A. Pohlen, Esq.
         Via Facsimile